UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Reports First Half 2012 Financial Result

Hertzliya  Israel – September 21, 2012, Vuance Ltd. (the “Company”, VUNCF), a leading provider of  Wireless Identification, e-ID and Security Solutions, completed its unaudited condensed financial statements for the Three and six month periods ended June 30, 2012.

First Half 2012 Selected Unaudited Financial Results

Revenues for the first half of 2012 decreased 2.5% to $3.94 million compared to $4.04 million in the first half of 2011.

Gross profit increased 19.4% to $2,707 million for the first half of 2012, compared to $2,267 million for the first half of 2011, Gross profit margin for the first half of 2012  was 69% compared to 56% in the first half of 2011.

Total operating expenses decreased 21.6% to $1.8 million for the first half of 2012, compared to $2.3 million for the first half of 2011.  The decrease compared to the first half of 2011 was mainly due to a decrease in S&M expenses recorded in the present half.

The Company Operating income increased by $936,000 to $902,000 for the first half of 2012, compared to an operating loss of $34,000 in the first half of 2011. The Operating income increase was largely driven by the increase in gross profit and a decrease in the operating expenses, as described above.

Net Profit increased 1,021% to $2.758 million for the first half of 2012, or $0.14 profit per basic share (based on a weighted average of 19 million shares) compared to a net profit of $0.246 million or $0.03 profit per basic share (based on a weighted average of 7.28 million shares) in the first half of 2011. The Increase in Net Profit was largely driven by the increase in Operation Profit and the Financial Income related to Bonds Conversion to Equity.

The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	Jun-30	Jun-30	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	44	28	215
Trade receivables, net	1,176	693	1,542
Other accounts receivable and prepaid expenses	58	275	105
Inventories, net	275	278	269
Total current assets	1,553	1,274	2,131

SEVERANCE PAY FUND	231	269	228

PROPERTY AND EQUIPMENT, NET	90	99	96

Total assets	1,874	1,642	2,455

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	Jun-30	Jun-30	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	101	100	112
Trade payables	1,715	1,448	2,439
Employees and payroll accruals	121	145	139
advances from customers	-	553	-
Accrued expenses and other liabilities	1,182	1,666	2,164
Convertible bonds	-	1,701	2,519
Short-term loan and others	-	2,967	456
Total current liabilities	3,119	8,580	7,829

LONG-TERM LIABILITIES:
Accrued severance pay	233	286	227
Total long-term liabilities	233	286	227

SHAREHOLDERS' DEFICIT:
Ordinary shares	192	113	192
Additional paid-in capital	33,738	41,761	41,713
Amount of liability extinguished on account of shares	10,160	-	819
Accumulated deficit	(45,568)	(49,098)	(48,325)
Total shareholders' deficit	(1,478)	(7,224)	(5,601)

Total liabilities and shareholders' deficit	1,874	1,642	2,455

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		Dec-31
	2012	2011	2012	2011	2011
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	3,940	4,038	1,751	2,190	7,922
COST OF REVENUES	1,233	1,771	277	944	3,306

GROSS PROFIT	2,707	2,267	1,474	1,246	4,616

OPERATING EXPENSES:
Research and development	142	280	55	137	462
Selling and marketing	1,464	1,714	730	987	3,505
General and administrative	491	451	178	216	732
Other (income) expense	(292)	(144)	(105)	(37)	(137)
Total operating expenses	1,805	2,301	858	1,303	4,562

OPERATING (LOSS) INCOME	902	(34)	616	(57)	54

FINANCIAL INCOME , NET	1,869	294	2,045	482	990

INCOME BEFORE INCOME TAX	2,771	260	2,661	425	1,044

INCOME TAX	(13)	(14)	(8)	(6)	(25)
NET INCOME FOR THE PEROID	2,758	246	2,653	419	1,019

NET INCOME PER SHARE
Basic	0.14	0.03	0.10	0.06	0.11
Diluted	0.12	0.03	0.09	0.04	0.09

Weighted average number of ordinary shares used
in computing basic income per share	19,046,956	7,280,821	26,058,641	7,280,821	9,126,327

Weighted average number of ordinary shares used in computing diluted income per share	23,017,550	9,280,432	30,029,235	9,370,588	11,710,254

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer

Date: September 21, 2012